Klondex Reports 2015 Q1 Net Income of $10.1 Million or $0.08 per share

Vancouver, BC – May 12, 2015 – Klondex Mines Ltd. (TSX: KDX; OTCQX: KLNDF) ("Klondex" or the "Company") announces that it is filing its Management Discussion and Analysis ("MD&A") and its unaudited condensed consolidated financial statements for the quarter ended March 31, 2015 which will be available on the Company's web site at www.klondexmines.com and will be posted on SEDAR, at www.sedar.com. The financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”). Unless otherwise stated, all currency amounts included in this release are expressed in Canadian dollars. The U.S. dollar is presented as US$.

First Quarter Financial Highlights

•	Revenue was $47.3 million
•	The Company recovered 32,542 gold equivalent ounces (“GEO”) comprised of 27,225 gold ounces and 354,455 silver ounces
•	The Company sold 31,703 GEO, comprised of 27,135 gold ounces and 304,557 silver ounces
•	Production costs (See “Non-IFRS Measures”):
o	Production costs per GEO sold were $842 (US$678)
o	Production costs per gold ounce sold on a by-product basis were $745 (US$600)
o	All-in sustaining costs per gold ounce sold (“AISC”) were $978 (US$788)
•	Net income was $10.1 million, $0.08 per basic share
•	Cash balance was $54.9 million, and working capital was $56.2 million at the end of the quarter
•	Cash provided by operating activities before changes in non-cash working capital was $10.2 million
•	Cash payments in the first quarter include annual payments for which the costs will be amortized over one year including State of Nevada net proceeds tax

Paul Huet, Klondex President and CEO commented:

I’m very pleased to report that Klondex had yet another strong quarter. Our net income was $10.1 million. Our company wide all-in sustaining costs are better than guidance, at $978 (US$788) in the first quarter, which helps position us to achieve our guidance for 2015 AISC of $1,000-$1,063 (US$800-$850). While we continue to work on reducing costs, we intend to review and update our 2015 cost guidance later in the year. We have plans to reduce spending over the next three quarters to finish the year with another solid performance generating free cash flow.

We made substantial progress on a number of projects during the quarter, including accelerated development to access new levels at Fire Creek and new zones at Midas. Our ultimate goal is to have two years waste development ahead of ourselves providing us with additional ore working faces. The team is well on its way with six to twelve months currently ahead of ourselves. As a result, our expensed development is front-end loaded in 2015.

One of our biggest accomplishments in the first quarter was issuing Preliminary Feasibility Studies on our Fire Creek and Midas projects, using a gold price of US$1,000/oz. for our mineral reserve estimates. These studies help demonstrate our ability to generate free cash flow from operations in a weaker gold environment. As shareholders ourselves, we believe in being proactive and managing operational risks that will contribute to increased value for our company.

FINANCIAL RESULTS

	Three months ended March 31,
Unaudited Consolidated Statements of Income (Loss)	2015	2014

Revenues	$47,252	$2,627

Cost of sales
Production costs	26,860	1,675
Depreciation and depletion	9,589	277

Gross profit	10,803	675
General and administrative expenses	3,442	2,229

Income (loss) from operations	7,361	(1,554)
Business acquisition costs	-	(1,874)
Gain (loss) on change in fair value of derivative	222	558
Finance charges	(2,650)	(1,510)
Foreign currency gain	9,507	-

Income (loss) before tax	14,440	(4,380)

Income tax expense (recovery)	4,378	(1,968)

Net income (loss)	$10,062	$(2,412)

Net income (loss) per share
Basic	$0.08	$(0.02)
Diluted	$0.08	$(0.02)

Weighted average number of shares outstanding
Basic	127,909,015	107,262,995
Diluted	132,688,310	107,262,995

Revenue

Revenue during the quarters ended March 31, 2015 and 2014 were $47.3 million and $2.6 million, respectively. In the quarter ended March 31, 2015, the Company sold 27,135 gold ounces and 304,557 silver ounces, compared to the sale of 930 gold ounces and 58,053 silver ounces in the quarter ended March 31, 2014. In the quarter ended March 31, 2015, the average gold price was $1,504 (US$1,212) and the average silver price was $21.14 (US$17.03) . In the quarter ended March 31, 2014, the average gold price was $1,453 (US$1,311) and the average silver price was $21.97 (US$19.82) . See "U.S. Dollar Conversion".

The Company acquired Midas on February 11, 2014 and recorded sales from Midas from the acquisition date. Based on the material quantities of gold generated under the bulk-sample permit, the Company first recognized revenue from the bulk sample program at the Fire Creek Project in the second quarter of 2014.

Cost of Sales

Production costs in the quarters ended March 31, 2015 and 2014 were $26.9 million and $1.7 million respectively. In the quarter ended March 31, 2015, production costs per GEO sold were $842 (US$678), production costs per gold ounce sold on a by-product basis were $745 (US$600), and AISC were $978 (US$788) compared to production costs per GEO sold of $906 (US$818), production costs per gold ounce sold on a by-product basis of $429 (US$387) in the first quarter of 2014. See "Non-IFRS Measures" and "U.S. Dollar Conversion".

During the quarter ended March 31, 2015, the following contributed to higher production costs:

  Brought forward over 1,000 feet of waste development into the first quarter which was planned later in the year to take advantage of the recent drill successes at Midas on the 505, 705 and 905 veins and to reallocate resources at Fire Creek while water and sediments were removed from lower levels of the mine;
  Accelerated mobile equipment maintenance to prepare for the balance of the year; and
  Removed water and sediments at the lower level of Fire Creek to allow for development to the north in the coming quarters and installation of sumps

Depreciation and depletion in the quarters ended March 31, 2015 and 2014 were $9.6 million and $0.3 million, respectively.

Gross Profit

Gross profit in quarters ended March 31, 2015 and 2014 was $10.8 million and $0.7 million, respectively.

General and Administrative Expenses

General and administrative expenses for the quarters ended March 31, 2015 and 2014 were $3.4 million and $2.2 million, respectively. The increase in G&A expenses over the prior year is due to the growth of the Company as a result of the Midas acquisition mid-February 2014 and bulk-sample production at Fire Creek.

Business Acquisition Costs

Business acquisition costs during the quarters ended March 31, 2015 and 2014 were nil and $1.9 million, respectively. Business acquisition costs incurred in 2014 were related to the acquisition of the Midas mine and mill.

Gain (loss) on Change in Fair Value of Derivative

During the quarter ended March 31, 2015 and 2014, the Company recorded a gain of $0.2 million and $0.6 million, respectively, on the change in the fair value of the derivative associated with the gold supply agreement, dated March 31, 2011 and amended and restated on October 4, 2011 between the Company's wholly-owned subsidiary, Klondex Gold & Silver Mining Company, and Waterton Global Value, L.P. (the "Gold Supply Agreement" or "GSA"). The derivative is valued at each reporting period. The change in the derivative value is principally related to gold ounces produced and offered under the GSA and changes in the estimated forward gold spot price and in the estimated volatility of the gold price over the remaining term of the GSA.

Finance Charges

Finance charges for the quarters ended March 31, 2015 and 2014 were $2.7 million and $1.5 million, respectively. The finance charges are mainly related to the obligations under the gold purchase agreement and the loan payable under the senior secured loan facility agreement, each entered into by the Company in connection with the purchase of Midas.

Foreign Currency Gain

Foreign currency gain for the quarters ended March 31, 2015 and 2014 were $9.5 million and nil, respectively. The foreign currency gains are mainly unrealized and primarily relate to intercompany loans that are expected to be settled in due course.

Income Tax Expense

Income tax expense (recovery) for the quarters ended March 31, 2015 and 2014 were $4.4 million and ($2.0 million), respectively. Income tax expense includes the State of Nevada net proceeds tax.

Net Income

Net income (loss) for the quarters ended March 31, 2015 and 2014 were $10.1 million and ($2.4 million), respectively.

2015 Operational Targets

Klondex retains the following guidance for 2015:

  Production of 120K-125K GEOs
  Production costs on a gold equivalent basis $688-750 (US$550- $600)
  All-in sustaining costs on a gold equivalent basis $1,000-1,063 (US$800 - $850)

The cost guidance was prepared in USD and converted to CAD using an exchange rate of 1.2511, the Bank of Canada noon rate at March 24, 2015.

NON-IFRS MEASURES

The Company has included non-IFRS measures for "Production costs per gold equivalent ounce",

“Production costs per gold ounce sold on a by-product basis” and “All-in sustaining costs per ounce” in this news release and in the MD&A to supplement its financial statements which are presented in accordance with IFRS. Management believes that these measures provide investors with an improved ability to evaluate the performance of the Company. Non-IFRS measures do not have a standardized meaning prescribed under IFRS. Therefore, they may not be comparable to similar measures employed by other companies. The data are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following tables provide a reconciliation of production per the financial statements to production costs per GEO sold and production costs per gold ounce sold on a by-product basis:

	Three Months Ended	Three Months Ended
Production Costs Per Gold Equivalent Ounce Sold	March 31, 2015	March 31, 2014
Total
Production costs	$26,860	$1,675
Toll mill costs	(470)	-
Total costs	26,390	1,675
GEO sold, net of toll mill ounces	31,344	1,849
Production costs per gold equivalent ounce sold	$842	$906

The silver to gold ratio used to calculate GEO in 2015 and 2014 are 65.79:1 and 66.67:1 respectively.

	Three Months Ended	Three Months Ended
Production Costs Per Gold Ounce Sold on a By-product Basis	March 31, 2015	March 31, 2014
Total
Production costs	$26,860	$1,675
Toll mill costs	(470)	-
Silver by-product credit	(6,437)	(1,276)
Production costs after silver credit	$19,953	$399
Gold ounces sold, net of toll mill	26,776	930
Production costs per gold ounce sold on a by-product basis	$745	$429

All-in Sustaining Costs per Gold Ounce

The World Gold Council (“WGC”) published “All-in sustaining costs” guidelines in June 2013. The WGC is a non-profit association that worked closely with its member companies to develop this non-IFRS measure which is intended to provide further transparency into the costs associated with producing gold. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements.

The Company defines all-in sustaining costs per ounce as the sum of total production costs, sustaining capital expenditures, general and administrative costs and environmental reclamation costs net of byproduct credits divided by the total gold ounces sold to arrive at a per ounce figure. Corporate general and administrative costs will be recognized only in the consolidated all-in sustaining costs. Non-sustaining costs are subtracted from capital expenditures to arrive at sustaining costs. Non-sustaining costs are those cost incurred at new operations and costs related to projects at existing operations where these projects will materially increase production.

Three Months Ended
All-in Sustaining Costs Per Ounce	March 31, 2015

Total
Production costs	$26,860
Toll mill costs	(470)
General and administrative expenses	3,442
Accretion expense	119
Sustaining capital expenditures	2,663
Silver by-product credit	(6,437)
Total	26,177
Gold ounces sold, net of toll mill	26,776
All-in sustaining cost per gold ounce sold	$978

U.S. DOLLAR CONVERSION

The U.S. dollar amounts presented were calculated using the average exchange rate for the quarter ended March 31, 2015 of 1.2412 and for the quarter ended March 31, 2014 of 1.1082 (US$ to CAD).

Conference Call

Management will host a conference call on Wednesday, May 13, 2015 at 10:30 am ET/7:30 am PT. The call can be accessed by dialing: +1 877-881-1303 (North America, toll-free), +1 416-915-3239 (Toronto and International) and +1 604-638-5340 (Outside of Canada and the US).

Registration is required for the call. Please dial in at least ten minutes prior to the scheduled start time.

A replay will be available until 11:59 pm on Wednesday, May 20, 2015. The replay can be accessed by dialing toll free from the US and Canada: +1 855-669-9658 or dialing international toll: +1 604-674-8052 and entering passcode: 3599, followed by the # sign.

About Klondex Mines Ltd. (www.klondexmines.com)

Klondex Mines is focused on the exploration, development and production of its two high quality gold and silver projects in the mining-friendly jurisdiction of north central Nevada. The 1200 tons per day milling facility is processing mineralized materials from the Midas Mine and the Fire Creek Project. Midas is fully-permitted. Fire Creek is located ~100 miles south of Midas and is operating an ongoing bulk sampling program that began in 2013. All major infrastructure is in place at Fire Creek.

For More Information
Klondex Mines Ltd.
Paul Huet
President & CEO
775-284-5757
investors@klondexmines.com

Alison Dwoskin
Manager, Investor Relations
647-233-4348
adwoskin@klondexmines.com

Cautionary Note Regarding Technical Information and Forward-looking Information

A production decision at the Fire Creek Project has not been made by Klondex, as it is still in the bulk sampling phase. Although a production decision at the Fire Creek Project has not been made, the mineralized material extracted from the Fire Creek Project under the bulk sample permit is processed through the Midas mill.

A production decision at the Midas mine was made by previous operators of the mine, prior to the completion of the acquisition of the Midas mine by Klondex and Klondex made a decision to continue production subsequent to the acquisition. This decision by Klondex to continue production and, to the knowledge of Klondex, this production decision was not based on a feasibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with NI 43-101. Readers are cautioned that there is increased uncertainty and higher risk of economic and technical failure associated with such production decisions.

This news release contains certain information that may constitute forward-looking information under applicable Canadian securities legislation, including but not limited to information about current expectations on the timing and success of exploration and metallurgical sampling activities, the timing and success of mining operations, the Company's intention and ability to monetize mineralized material, the results of economic studies regarding the Company's mineral projects, the successful execution of the bulk sampling program at the Fire Creek Project and project development and related permitting. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.